STOCKHOLDER AGREEMENT

This agreement, dated as of March 2, 2010 (the “Agreement”), among La Cortez Energy, Inc. (the “Buyer”), a corporation organized under the Laws of Nevada with an address at Calle 67 #7-35, Oficina 409, Bogota, Colombia, Avante Petroleum SA (the “Seller”), a corporation organized under the Laws of Luxembourg with an address at 11b Boulevard Joseph II, 1840 Luxembourg, and for purposes of Section 3.3 only, Nadine Smith and Andres Gutierrez (collectively “Shareholder Parties” and each a “Shareholder Party”).

WITNESSETH:

WHEREAS, the Buyer and the Seller have entered into a Stock Purchase Agreement of even date herewith (the “Stock Purchase Agreement”), pursuant to which the Buyer shall acquire 100% of the outstanding shares of Avante Colombia S.a.r.l., a current subsidiary of the Seller, in consideration of the issuance to Seller of 10,285,819 newly issued shares of common stock, $0.001 par value per share, of the Buyer (the “Common Stock”).

WHEREAS, in connection with the acquisition, the Seller and the Buyer have entered into the Subscription Agreement, pursuant to which the Seller shall purchase additional shares of Common Stock; and

WHEREAS, it is a condition precedent to the obligations of the Parties under the Stock Purchase Agreement that the Parties enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

SECTION 1.     Definitions.

(a)           Capitalized terms used, but not defined herein, shall have the meaning given thereto in the Stock Purchase Agreement.

(b)           In addition to the terms defined elsewhere herein, when used herein the following terms shall have the respective meanings indicated below:

“Board” shall mean the Board of Directors of the Buyer.

“By-Laws” shall mean by-laws of the Buyer.

“Capital Stock” shall mean the shares authorized for issuance by a company’s charter, including both common stock and preferred stock.

“Director” shall mean a member of the Board.

“Non-Party” shall mean a Person who is not a party to this Agreement.

“Shareholder” and “Shareholders” shall mean the shareholder or shareholders of the Buyer.

“Shares” shall mean the shares of the Buyer’s Capital Stock.

“Stock Purchase Agreement” shall have the meaning ascribed to it in the recitals.

“Transfer” shall mean any direct or indirect transfer, sale, assignment, pledge, encumbrance, hypothecation or other disposition, whether with or without consideration and whether voluntarily or involuntarily or by operation of law.

SECTION 2.      Ownership of Shares.  Upon the Closing under the Stock Purchase Agreement and the closing of Seller’s purchase of the Definite Shares (as defined in the Subscription Agreement) and the Contingent Shares (as defined in the Subscription Agreement) under the Subscription Agreement, and assuming Buyer closes on the sale of an aggregate of $5,000,000 of units in Covered Offerings, then Seller will own the number and the percentage of issued and outstanding Shares as follows:

Number of Shares	Percentage
13,142,962	~ 32.86%

SECTION 3.      Director Nomination.

3.1.           Upon the closing of the Stock Purchase Agreement, the Board shall increase the number of Directors constituting the Board by one to create vacancy, pursuant to the By-Laws. The Board shall appoint one Director, nominated by the Seller and reasonably satisfactory to the Buyer (such person, or any successor thereto nominated by Seller and reasonably satisfactory to the Buyer, the “Nominee”), to fill the vacancy on the Board so created, to serve until the next annual meeting of Shareholders or until his successor is duly elected and qualified or his earlier death, resignation or removal in accordance with the By-Laws.

3.2.           The Buyer shall continue to nominate the Nominee at the next and subsequent annual meetings of the Shareholders, and at any special meeting of the Shareholders at which Directors are to be elected (collectively, a “Meeting”) as long as Seller and/or its Affiliates own outstanding Shares representing 10% or more of the votes entitled to be cast at the applicable Meeting, but the Nominee will be subject to reelection by the stockholders as provided in the By-Laws. If the Nominee is not elected by the Shareholders pursuant to the By-Laws, the Seller shall have the right to designate the same or another person as its Nominee at the next Meeting, provided Seller and/or its Affiliates own outstanding voting Shares representing 10% or more of the votes entitled to be cast at the applicable Meeting.

3.3.           Each Shareholder Party shall vote any Shares owned by such Shareholder Party, or cause any Shares owned by any immediate family member or Affiliate of such Shareholder Party to be voted, in favor of the Nominee at any Meeting.

3.4           In addition, for so long as Seller is entitled to name a Nominee for election as a Director, as provided above, the Seller shall have the right to appoint one additional non-voting observer (the “Observer”) to attend meetings of the Board, and the said Observer shall have the right to visit the Buyer’s offices, to have interaction with Buyer’s management and to receive information and documents pertaining to the Buyer as reasonably requested, subject to the confidentiality provisions below.

SECTION 4.      Special Committee.    For a period ending on the earlier of (i) 18 months after the Closing under the Stock Purchase Agreement or (ii) the first date on which the Seller and/or its Affiliates no longer own outstanding voting Shares representing ten percent (10%) or more of the votes entitled to be cast at any annual or special meeting of Shareholders (if a record date for such a meeting were established on any day), in the event that the Buyer (or the Board) should propose to (i) merge or consolidate with or into any other corporation (if the holders of voting stock of the Buyer immediately prior to the transaction would not hold a majority of the voting stock or other voting equity of the surviving entity immediately after completion of the transaction), or sell, assign, lease or otherwise dispose of all or substantially all of its assets, or recommend to its Shareholders a third-party tender offer for a majority of its outstanding voting Shares; or (ii) acquire a business (whether by merger, stock purchase or asset purchase) in a transaction that would result in the issuance of a number of the Buyer’s voting Shares equal to or exceeding thirty percent (30%) of the Buyer’s voting Shares outstanding after giving effect to the proposed transaction; or (iii) appoint a new Chief Executive Officer (any of the foregoing, a “Covered Transaction”), then the Board shall establish a special committee of the Board pursuant to the By-Laws, which committee shall consist of the Nominee (or if there is no Nominee serving on the Board, the Observer), the Chairman of the Board, and the Chief Executive Officer of the Buyer (the “Special Committee”). The Covered Transaction will require the unanimous approval of all of the members of the Special Committee before it can be submitted to the full Board for consideration; provided, however, that the foregoing requirement shall be subject and subordinate to the fiduciary duties of each Director and any other restrictions under applicable Law and the listing standards of any exchange on which securities of the Buyer are then listed.

SECTION 5.      Confidentiality.

5.1.           In connection with the service of the Nominee on the Board and the attendance at Board meetings by and the other rights of the Observer, the Seller, the Observer and Affiliates of the Seller and its or their officers, directors, agents or advisors (collectively, “Seller Parties”) will obtain certain information from the Buyer and/or Affiliates of the Buyer and/or its or their officers, directors, agents or advisors (collectively, “Buyer Parties”).  As a condition to any Buyer Party’s furnishing any Seller Party with such information, the Seller agrees that it shall, and shall cause each other Seller Party to, treat as confidential and proprietary to the Buyer and its Affiliates (as provided below) any information (whether written or oral) which any Buyer Party furnishes to any Seller Party (including, without limitation, account statements, financial statements and other financial, operating, performance, cost, business, sales, customer, counterpart or other information, and information with respect to any proposed acquisition, disposition, offering or other transaction, relating to any Buyer Party) (collectively, the “Confidential Information”).

5.2.           Seller agrees that it shall, and shall cause each other Seller Party to (i) transmit Confidential Information only to Seller Parties who need to know such information for the purpose of evaluating the Seller’s investment in the Buyer (the “Purpose”) and who shall be advised by Seller of the confidentiality obligations of this Section 5 and agree with Seller to be bound by the provisions hereof, (ii) keep confidential, and not, except as hereinafter provided, without the prior written consent of the Buyer, disclose in any manner whatsoever the Confidential Information, in whole or in part, and (iii) not use the Confidential Information in any way detrimental to the Buyer or for any purpose other than the Purpose.  In any event, the Seller shall be responsible for any breach of this agreement by any other Seller Party and agrees, at the Seller’s sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain all other Seller Parties from prohibited or unauthorized disclosure or use of the Confidential Information.

5.3.           In the event that any Seller Party is required by Law or governmental regulation (by oral questions, interrogatories, requests for information or documents subpoena, civil investigative demand or similar process) to disclose any Confidential Information, the Seller will provide the Buyer with prompt notice of such request(s) so that the Buyer may seek an appropriate protective order and/or waive Seller’s compliance with the provisions of this Agreement and will cooperate with the Buyer in protecting the confidential or proprietary nature of the Confidential Information which must be so disclosed.  It is further agreed that if, in the absence of a protective order or the receipt of a waiver hereunder, any Seller Party is nonetheless, in the written opinion of the Seller’s counsel, compelled to disclose any Confidential Information to any governmental agency or tribunal or else stand liable for contempt or suffer other censure or penalty, the Seller Party may disclose such limited information to such agency or tribunal without liability hereunder, provided that the Seller shall exercise its best efforts to obtain assurance from the recipient that confidential treatment will be accorded such information.

5.4.           In addition, the Seller hereby acknowledges that it is aware (and that other Seller Parties who are furnished Confidential Information have been or will be advised) that the United States securities Laws prohibit any person who has material nonpublic information about a company from purchasing or selling securities of such company.

5.5.           Upon termination of this Agreement pursuant to Section 7 hereof, the Seller will (and will cause the other Seller Parties to) promptly (a) deliver to the Buyer the Confidential Information, with all copies thereof, and (b) destroy all internal documents, databases and records containing Confidential Information (in whatever format, written, recorded, electronic or other; and in such manner, with respect to recorded and electronic information, that it shall be permanently deleted and not recoverable) (except to the extent that Seller is required by applicable Laws to retain such information, in which case it will remain subject to the other provisions of this letter), and provide an officer’s certificate that such destruction has occurred.

5.6.           The term “Confidential Information” does not include information which (i) becomes or has been generally available to the public other than as a result of a disclosure by any Seller Party, (ii) was available to a Seller Party on a non-confidential basis prior to its disclosure to a Seller Party by a Buyer Party, or (iii) becomes available to any Seller Party on a non-confidential basis from a source other than a Buyer Party, provided, however, that such source is not, to any Seller Party’s knowledge after due inquiry, bound by a confidentiality agreement with any Buyer Party.

5.7.           The Seller understands and agrees that, except as may otherwise be agreed in writing, (a) no Buyer Party makes any representation or warranty as to the accuracy or completeness of the Confidential Information and (b) no Buyer Party shall have any liability to any Seller Party resulting from the use of the Confidential Information by any Seller Party.

5.8.           Nothing herein shall give any Seller Party any rights, title, license or interest whatsoever in or to the Confidential Information (which shall remain at all times the property of the Buyer or other Buyer Party).

5.9.           Nothing herein shall be construed to limit or expand the rights, obligations and duties (including, without limitation, fiduciary duties) of the Nominee in his or her capacity as a Director, which shall in all cases be governed by and construed in accordance with the Buyer’s articles of incorporation and By-Laws and the Nevada Private Corporations Law and other applicable Laws.

SECTION 6.      Indemnification and Insurance.

6.1.           The Buyer shall indemnify, defend and hold harmless the Nominee from and against costs, expenses, liabilities, claims, judgments, damages and losses, including, without limitation, all reasonable attorneys’ fees and expenses and the related cost of any investigation and preparation, incurred in connection with any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, arising out of or related to the fact that Nominee is or was a director of the Buyer to the maximum extent that it indemnifies its other Directors, whether pursuant to its by-laws, by contract or both.

6.2.           The Buyer shall maintain directors’ liability and other insurance covering the Nominee to the maximum extent that it maintains such insurance coverage of its other Directors.

SECTION 7.     Termination.  This Agreement will terminate when Seller is no longer entitled to name a Nominee for election as a Director, as provided above, or unless sooner terminated by the Seller in writing; provided, however, that notwithstanding any such termination, the obligations of the Seller and the Observer under Section 5 shall continue for a period of one year after such termination, and the provisions of Sections 10 and 17 shall survive indefinitely.

SECTION 8.                      Notices.  Any notice provided for in this Agreement must be in writing and shall be effectively given when given as provided in the Stock Purchase Agreement.

SECTION 9.      Severability.  If any provision of this Agreement shall be determined to be illegal or unenforceable by any court of law of competent jurisdiction the remaining provisions shall be severable and enforceable in accordance with their terms.

SECTION 10.    Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Nevada, without giving effect to any conflict of laws principles thereof that would require the application of the Laws of any jurisdiction other than the State of Nevada.  Each of the parties hereto irrevocably and unconditionally consents to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan in respect of the interpretation and enforcement of the provisions of this Agreement.  Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any Action with respect to any matters to which it has submitted to jurisdiction in this Section 10.  Each party irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated by this Agreement in the United States District Court for the Southern District of New York sitting in the Borough of Manhattan, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.  EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

SECTION 11.    Assignment; Benefits of Agreement.  Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable (whether by operation of law or otherwise) by either Buyer or Seller, and any attempted assignment contrary to the provisions of this Agreement shall be null and void. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any other person who is not, or who does not become, a party to this Agreement, except that each Buyer Party other than the Buyer shall be an express third-party beneficiary of the provisions of Section 5.

SECTION 12.   Modification.  Neither this Agreement nor any provision hereof can be amended, supplemented or otherwise modified, except by an instrument in writing signed by both Parties hereto, in which event such modification shall be binding upon both Parties hereto in accordance with its terms.

SECTION 13.    Captions and References to Sections.  The captions herein are inserted for convenience only and shall not define, limit, extend or describe the scope of this Agreement or affect the construction hereof. Sections mentioned by number only are the respective sections of this Agreement. The words “hereof,” “hereto” and “hereunder” and other words of like import refer to this Agreement as a whole and not to any particular section or provision of this Agreement.

SECTION 14.   Entire Agreement.  This Agreement and the Transaction Documents set forth the entire understanding of the parties with respect to the subject matter hereof.

SECTION 15.    Waiver.  Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be evidenced by an instrument in writing signed by the party against whom the waiver is sought to be enforced.

SECTION 16.    Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

SECTION 17.    Interpretation.  Notwithstanding any rule of law or custom to the contrary, neither this Agreement nor any other agreement or document collateral to or otherwise relating to this Agreement shall be interpreted or construed against any party merely by reason of the fact that such agreement or document was prepared by or at the direction of such party or that such party drafted or caused this Agreement to be drafted.

SECTION 18.    Future Cooperation.  Each party hereto shall cooperate and shall take such further action and shall executed and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposed of this Agreement.

SECTION 19.    Number and Gender.  All terms and words used in this Agreement, regardless of the number or gender in which they are used, shall be deemed to include any other number and any other gender as the context may require.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

La Cortez Energy, Inc.

By:	/s/ Andres Gutierrez Rivera
Name: Andres Gutierrez Rivera
Title: Chief Executive Officer

Avante Petroleum SA

By:	/s/ Dirk Groen
Name: Dirk Groen
Title: Chief Executive Officer

For purposes of confirming their agreement to the provisions of Section 3.3 only:

/s/ Nadine Smith
Nadine Smith

/s/ Andres Gutierrez
Andres Gutierrez